UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB APPROVAL

OMB Number:	3235-0360
Expires:	February 28, 2018
Estimated average burden
hours per response	2.0
1. Investment Company Act File Number: 04146					Date examination completed:
811-					5-31-2023
2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:
John Hancock Variable Insurance Trust

4. Address of principal executive office (number, street, city, state, zip code):				197 Clarendon Street

Boston, MA 02116

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECs Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company÷s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of the portfolios listed in Appendix A, each a series of John Hancock Variable Insurance Trust, (hereafter individually referred to as the "Portfolio"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2023, and from December 31, 2022 through May 31, 2023.

Based on this evaluation, we assert that each Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2023, and from December 31, 2022 through May 31, 2023, with respect to securities reflected in the investment account of each Portfolio.

By:	/s/ Salvatore Schiavone

Salvatore Schiavone
Treasurer

Title
7/13/2023

Date
/s/ Charles Rizzo

Charles Rizzo
CFO

Title
7/13/2023

Date

200 Berkeley Street, Boston, MA 02116

Appendix A
12.31 Year End

Trust	Portfolio

John Hancock Variable Insurance Trust	John Hancock Lifestyle Growth Portfolio

John Hancock Variable Insurance Trust	John Hancock Lifestyle Balanced Portfolio

John Hancock Variable Insurance Trust	John Hancock Lifestyle Moderate Portfolio

John Hancock Variable Insurance Trust	John Hancock Lifestyle Conservative Portfolio

John Hancock Variable Insurance Trust	John Hancock Managed Volatility Balanced Portfolio

John Hancock Variable Insurance Trust	John Hancock Managed Volatility Conservative Portfolio

John Hancock Variable Insurance Trust	John Hancock Managed Volatility Growth Portfolio

John Hancock Variable Insurance Trust	John Hancock Managed Volatility Moderate Portfolio

200 Berkeley Street, Boston, MA 02116

Report of Independent Accountants

To the Board of Trustees and Management of John Hancock Variable Insurance Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the series of John Hancock Variable Insurance Trust (as set forth in the attached Schedule of Portfolios)

(hereafter individually referred to as the "Portfolio", collectively the "Portfolios") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the

Act") as of May 31, 2023. The Portfolios' management is responsible for its assertion and each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2023, and with respect to agreement of security purchases and sales, for the period from December 31, 2022 (the date of our last examination), through May 31, 2023:

-Confirmation of securities (the number of shares of beneficial interest of the underlying funds) owned by each Portfolio and held by Variable Products and Annuities, a division of John Hancock Life Insurance Company, USA, a transfer agent that uses the book entry method of accounting for shares;

-Reconciliation of all such securities (shares of beneficial interest of the underlying funds) to the books and records of each Portfolio and John Hancock Life Insurance Company, USA; and,

-Agreement of a sample of purchases of shares of beneficial interest of the underlying funds and a sample of sales of shares of beneficial interest of the underlying funds by each Portfolio as set forth in the attached Schedule of Portfolios since our last report from the books and records of each Portfolio to confirmations received from John Hancock Life Insurance Company, USA.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with the specified requirements.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210

T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that each of the series of John Hancock Variable Insurance Trust (as set forth in the attached Schedule of Portfolios) complied with the requirements of subsections (b) and

(c)of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2023 with respect to securities reflected in the investment accounts of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

Boston, Massachusetts

July 13, 2023

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Schedule of Portfolios

Trust	Portfolio	Exam Period	Number of	Number of
			Security	Security Sales
			Purchases	Sampled
			Sampled

John Hancock Variable	John Hancock Lifestyle	December 31, 2022 – May 31,	3	7
Insurance Trust	Growth Portfolio	2023

John Hancock Variable	John Hancock Lifestyle	December 31, 2022 – May 31,	5	5
Insurance Trust	Balanced Portfolio	2023

John Hancock Variable	John Hancock Lifestyle	December 31, 2022 – May 31,	5	5
Insurance Trust	Moderate Portfolio	2023

John Hancock Variable	John Hancock Lifestyle	December 31, 2022 – May 31,	5	5
Insurance Trust	Conservative Portfolio	2023

John Hancock Variable	John Hancock Managed	December 31, 2022 – May 31,	8	8
Insurance Trust	Volatility Balanced Portfolio	2023

John Hancock Variable	John Hancock Managed	December 31, 2022 – May 31,	8	8
Insurance Trust	Volatility Conservative	2023
	Portfolio

John Hancock Variable	John Hancock Managed	December 31, 2022 – May 31,	8	8
Insurance Trust	Volatility Growth Portfolio	2023

John Hancock Variable	John Hancock Managed	December 31, 2022 – May 31,	8	8
Insurance Trust	Volatility Moderate Portfolio	2023

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